Firsthand Capital Management, Inc.

125 South Market, Ste. 1200

San Jose, CA 95113

T                408.294.2200

F                 408.289.5575

July 2, 2007

VIA EDGAR CORRESPONDENCE FILING

Mr. Barry D. Miller

Associate Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                            Firsthand Funds (File Nos.  033-73832 and 811-08268); (CIK No. 0000917124):  Form Type: 485APOS; Accession Number: 0001104659-07-050318

Application for Withdrawal of Post-Effective Amendment No. 34

Pursuant to Rule 477(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), on behalf of Firsthand Funds (“Registrant”), we respectfully withdraw Form Type: 485APOS; Accession Number: 0001104659-07-050318 which was submitted on June 27, 2006 and accepted on the same day pursuant to Rule 485(a) under the 1933 Act.  The filing (which was for the registration of a new series of Firsthand Funds) was inadvertently transmitted with incorrect series and class identifiers and therefore should be disregarded.

If you have any questions regarding this filing, please contact Kelvin Leung at (408) 521-4138.

Very truly yours,

Kevin Landis

/s/ Kevin Landis, President